UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2010

Commission File Number: 000-29634

FUNDTECH LTD.
(Translation of registrant's name into English)

10 HAMADA STREET, 5TH FLOOR, HERZLIYA, ISRAEL 46140
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________.

On December 21, 2010, Fundtech Ltd. (“Fundtech” or the “Company”) held its Annual Meeting of Shareholders for the 2010 fiscal year (the “2010 Annual Meeting”).  All six (6) proposals submitted by Fundtech’s Board of Directors to the Company’s shareholders, which were described at greater length in the proxy statement with respect to the 2010 Annual Meeting (which was annexed as Exhibit 99.1 to the Company's Report on Form 6-K furnished to the Securities and Exchange Commission on November 19, 2010) (the “Proxy Statement”), were approved at the 2010 Annual Meeting, including:

Proposal 1:  The election of each of Avi Fischer, Reuven Ben Menachem, Yaffa Krindel, Stanley Stern, Gil Weiser and Peter Radcliffe to serve for a one year term as a director, to hold office until the Company's Annual Meeting of Shareholders in 2011 and until his or her successor is duly elected and qualified, and the election of each of Robert Cobuzzi and Gerald Dogon for a fixed term of three years as an external director of the Company under the Israeli Companies Law, 5759-1999 (the “Companies Law”).

Proposal 2:  An amendment to the Fundtech Ltd. 2005 International Share Option and Restricted Share Plan and the 2005 Israeli Share Option and Restricted Share Plan (the “2005 Stock Plans”) that increases the aggregate number of the Company’s ordinary shares, nominal value NIS 0.01 per share (“Ordinary Shares”) that are reserved for issuance under such 2005 Stock Plans, upon both grants of restricted Ordinary Shares and exercise of options which may be granted pursuant to such 2005 Stock Plans.

Proposal 3:  The payment and grant of cash and equity compensation (respectively) in respect of services provided to the Company by Mr. Avi Fischer, as Chairman of the Board of Directors of the Company, to the Company’s majority shareholder, Clal Industries and Investments Ltd., as assignee of Mr. Fischer.

Proposal 4:  The grant to non-employee directors of the Company, including to the Company’s external directors but excluding the Company’s Chairman of the Board of Directors, of restricted Ordinary Shares of the Company.

Proposal 5: An amendment to the compensation payable to Mr. Reuven Ben Menachem, the Chief Executive Officer of the Company, who also serves as a director of the Company.

Proposal 6: The appointment of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, Independent Registered Public Accounting Firm, as auditors for Fundtech for fiscal year 2010 and the authorization of the Audit Committee of the Board of Directors of the Company to set the remuneration for such auditors.

The description of each of the above proposals that were approved by the Company’s shareholders, as set forth in the Proxy Statement, is incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDTECH LTD.

Date: December 21, 2010	By:	/s/ Yoram Bibring
	Name:	Yoram Bibring
	Title:	Executive Vice President and Chief Financial Officer